Exhibit 99.1

Glossary of Technical Terms

GLOSSARY OF TECHNICAL TERMS

This Glossary of Technical Terms includes terms some of which are defined in the text of the Company's registration statement and some of which may not be so defined but which may be found elsewhere in the reports and studies that are included as exhibits to this registration statement. This Glossary of Technical Terms will provide for both convenience and ease of reference with respect the review and understanding of this registration statement and the included reports and studies.

Adit	An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit
Alteration	Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained
Bulk Mining	Any large-scale, mechanized method of mining involving many thousands of tons of ore being brought to surface per day
Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling
Decline

An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase

Development	Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter
Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore
Dip

The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike. A vein is a mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock. A strike is the direction or bearing from true north of a vein or rock formation measured on a horizontal surface

Drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation
Exploration	Work involved in searching for ore, usually by drilling or driving a drift
Formation	A distinct layer of sedimentary rock of similar composition
Footwall	The rock on the underside of a vein or ore structure

Fracture

A break in the rock, the opening of which allows mineral bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures

Geological Mapping	The recording of geologic information such as the distribution and nature of rock units and the occurrence of structural features, mineral deposits, and fossil localities

Geophysics	The study of the earth; in particular the physics of the solid earth, the atmosphere and the earth's magnetosphere

Grade	The average assay of a ton of ore, reflecting metal content

Greenstone	A sequence of usually metamorphosed volcanic-sedimentary rock assemblages

Host Rock	The rock surrounding an ore deposit

Laterite	Highly weathered residual surficial soils and decomposed rocks, rich in iron and aluminum oxides that are characteristically developed in tropical climates

Lode	A mineral deposit in solid rock

Mill

A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal, recovery being the percentage of valuable metal in the ore that is recovered by metallurgical treatment

Milling	Ores of gold (or silver) from which the precious metals can be recovered by concentrating methods without resort to pressure leaching or other chemical treatment

Mineral	A naturally formed chemical element of compound having a definite chemical composition and, usually, a characteristic crystal form

Mineral Reserve

The economically mineable part of a measured or indicated mineral resource. Appropriate assessments, often called feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate, at the time of reporting, that extraction is reasonably justified. Mineral reserves are sub-divided, in order of increasing confidence, into probable and proven categories. A probable reserve is the economically mineable part of an indicated (and in certain circumstances, measured) resource. A proven reserve is the economically mineable part of a measured resource.

Mineral Resource

A deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is currently or potentially possible. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred resource designation comes from limited sampling data insufficient for verification of deposit quantity and quality, but it is usually supported by limited geological, geochemical and geophysical data. An indicated resource designation comes from sampling data spaced closely enough to allow certain assumptions of deposit quantity and quality and to clearly establish its mineral content. Finally, a measured resource designation comes from sampling data spaced closely enough to allow confirmation of deposit quantity and quality and to allow a preliminary evaluation of the economic viability of the deposit.

Mineralized

Material

A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude economic feasibility

Mineralization	A natural occurrence in rocks or soil of one or more metalliferous minerals
Ore	Material that can be mined and processed at a positive cash flow

Orebody	Mineralized mass whose characteristics have been determined and deemed to be commercially viable

Outcrop	That part of a geologic formation or structure that appears at the surface of the earth

Open Pit	A mine that is entirely on surface. Also referred to as open-cut or opencast mine

Prospect	A mining property, the value of which has not been determined by exploration

Pyrrhotite	A common red to brown sulphide mineral

Sulphide	A mineral compound characterized by the linkage of sulphur with another metal, often associated with economic metal concentrations

Surficial	Situated, formed, or occurring on or close to the earth's surface

Volcanics	Those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth's surface before solidifying

Weathering

The destructive process constituting that part of erosion whereby earthy and rock materials on exposure to atmospheric agents at or near the Earth's surface are changed in character with little or no transport of the loosened or altered material.

Mining Title

The licence number in the Mining Title refers to the claim licence. Originally the Barberton goldfield was proclaimed and mining title holders pegged a certain number of claims to which a number was allocated. Each claim licence number (or group thereof) is given an RMT number when it is recorded in the National Register of the Registrar of Mining Titles in Pretoria.In the Mineral Act No. 50 of 1991 claims were deemed to be Mineral Rights held in the name of the claim holder. The Minerals and Petroleum Resources Development Act of 2002 requires Mineral Right owners to convert these "old order rights" to "new order rights" in terms of the Act and the Mining Charter.